                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER 000-24969

(CHECK ONE):  [ ] Form 10-K and Form 10-KSB  [ ]Form 11-K     [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: DECEMBER 31, 1999
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: NOT APPLICABLE

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE

                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant: MPHASE TECHNOLOGIES, INC.

Former Name TECMA LABORATORIES, INC.

Address of Principal Executive Office 587 CONNECTICUT AVENUE, PO BOX 566, NORWALK, CONNECTICUT 06854-0566
-------------------------------
City, State and Zip Code

                                     PART IL
                             Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or ex pense and the registrant seeks relief pursuant to Rule 12b-25(b), the follow ing should be completed. (Check box if appropriate)
[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]      (b)      the subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and
[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the reports could not be filed within the prescribed time period.

Additional time is required to review for clerical accuracy and update for current events.

                                     PART IV
                                OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
         RONALD A. DURANDO, PRESIDENT      (203) 838-2741
         -----------------------------------------------------------------------
         (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).   [X]  Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                       [ ]  Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable esti mate of the results cannot be made.

PART IV - ITEM (3)

Explanation of the anticipated change in results of operations from the corre sponding period for the last fiscal year.

         No significant changes are expected in the quarterly results. The report is expected to be filed within 5 business days.

                            MPHASE TECHNOLOGIES, INC.

has caused this notification to be signed on its behalf y the undersigned thereunto duly authorized.

Date:   FEBRUARY 15, 2000          By: /s/ RONALD A. DURANDO
       --------------------            ---------------------
                                       President and Chief Executive Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).